UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Kerzner International Limited
                              ---------------------
                                (Name of Issuer)

                   Ordinary Shares, par value $0.001 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    P6065Y107
                              ---------------------
                                 (CUSIP Number)

                                   Teresa Tsai
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 March 20, 2006
                              --------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

-----------------------------
CUSIP NO. P6065Y107                                    13D
-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Whitehall Street Global Real Estate Limited Partnership 2005
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN

-----------------------------
CUSIP NO. P6065Y107                                    13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: WH Advisors, L.L.C. 2005
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: OO

-----------------------------
CUSIP NO. P6065Y107                                    13D
-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Whitehall Street International Real Estate Limited Partnership 2005
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: PN

-----------------------------
CUSIP NO. P6065Y107                                    13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: WH International Advisors, L.L.C. 2005
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: OO

-----------------------------
CUSIP NO. P6065Y107                                    13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Whitehall Street Global Employee Fund
          2005, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN

-----------------------------
CUSIP NO. P6065Y107                                    13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Whitehall Street Employee Funds 2005 GP, L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: OO

-----------------------------
CUSIP NO. P6065Y107                                    13D
-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Whitehall Street International Employee Fund 2005 (Delaware), L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN

-----------------------------
CUSIP NO. P6065Y107                                    13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: WC/OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [X]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: New York
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             8,275 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                8,605 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        8,605

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN/BD/IA

-----------------------------
CUSIP NO. P6065Y107                                    13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             8,275 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                8,605 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        8,605

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: HC/CO

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the ordinary shares, par value $.001 per share (the "Ordinary Shares"), of Kerzner International Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (the "Company"). The address of the principal executive offices of the Company is Coral Towers, Paradise Island, The Bahamas.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Whitehall Street Global Real Estate Limited Partnership 2005 ("Whitehall 2005"), Whitehall Street International Real Estate Limited Partnership 2005 ("Whitehall International"), Whitehall Street Global Employee Fund 2005, L.P. ("Whitehall Employee"), Whitehall Street International Employee Fund 2005 (Delaware), L.P. ("Whitehall International Employee," together with Whitehall Employee, Whitehall 2005 and Whitehall International, "Whitehall"), WH Advisors, L.L.C. 2005 ("Whitehall 2005 GP"), WH International Advisors, L.L.C. 2005 ("Whitehall International GP"), Whitehall Street Employee Funds 2005 GP, L.L.C. ("Whitehall Employee GP," together with Whitehall 2005 GP and Whitehall International GP, the "Whitehall GPs"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group," together with Goldman Sachs, Whitehall and the Whitehall GPs, the "Reporting Persons")(1) with respect to the Ordinary Shares of the Company.

         The business address of each Reporting Person is 85 Broad Street, New York, New York 10004.

         Whitehall 2005 is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. Whitehall 2005 GP, a Delaware limited liability company, acts as the sole general partner of Whitehall 2005.

         Whitehall International is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. Whitehall International GP, a Delaware limited liability company, acts as the sole general partner of Whitehall International.

         Whitehall Employee is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. Whitehall Employee GP, a Delaware limited liability company, acts as the sole general partner of Whitehall Employee.

         Whitehall International Employee is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. Whitehall Employee GP, a Delaware limited liability company, acts as the sole general partner of Whitehall International Employee.

         Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is wholly-owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. GS Group is the sole owner of each of Whitehall 2005 GP, Whitehall Employee GP and Whitehall International GP.

         The (i) name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference, (ii) name,

----------
1 Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall 2005, Whitehall 2005 GP, Whitehall International, Whitehall International GP, Whitehall Employee, Whitehall Employee GP, Whitehall International Employee, Goldman Sachs or GS Group constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, nor may be it construed that any combination of Whitehall 2005, Whitehall 2005 GP, Whitehall International, Whitehall International GP, Whitehall Employee, Whitehall Employee GP, Whitehall International Employee, Goldman Sachs or GS Group constitutes a "group" for any purpose.

business address, citizenship, position and present principal occupation of each director and executive officer of Whitehall 2005 GP, Whitehall Employee GP and Whitehall International GP are set forth in Schedule II hereto and are incorporated herein by reference and (iii) name, business address, citizenship and present principal occupation or employment of each member of the Whitehall Investment Committee of Goldman Sachs, which exercises the authority of Goldman Sachs in managing each of Whitehall 2005 GP, Whitehall Employee GP and Whitehall International GP, are set forth in Schedule III hereto and are incorporated herein by reference.

         During the past five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on
Schedule I, II or III hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule IV hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedules I, II, III and IV, which are attached hereto and incorporated into this Item by reference.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 30, 2006, a copy of which is attached hereto as Exhibit 4.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         After the close of business on March 17, 2006, K-Two Holdco Limited ("Parent"), a newly formed International Business Company organized under the laws of the Bahamas and controlled by Solomon Kerzner, Howard B. Kerzner, Whitehall, Istithmar PJSC ("Istithmar") and investment funds affiliated with Colony Capital Acquisitions, LLC ("Colony"), Providence Equity Partners, Inc. ("Providence") and The Related Companies, L.P. ("Related"), submitted to the Company's board of directors, a proposal to acquire all of the outstanding Ordinary Shares (the "Proposal"). On March 20, 2006, a special committee of independent directors (the "Special Committee") consisting of Peter Buckley, Howard Marks, Eric Siegel and Heinrich von Rantzau, which was formed to, among other things, consider the terms and conditions of the Proposal, unanimously recommended that the Company's full board of directors approve the Agreement and Plan of Merger, dated March 20, 2006 (the "Merger Agreement"), among the Company, Parent, and K-2 Subco Limited, a wholly-owned subsidiary of Parent ("Merger Sub"), and on March 20, 2006, the full board of directors unanimously approved the Merger Agreement.

         Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the effective time of the Merger, each then outstanding Ordinary Share (other than any Ordinary Share owned by Parent, Merger Sub, the Company or any wholly-owned subsidiary of the Issuer and any Ordinary Shares held by holders who have properly exercised dissenters' rights) will be converted into the right to receive $76.00 in cash, without interest (the "Merger Consideration"). A copy of the Merger Agreement is included as Exhibit 1 to this Statement and is incorporated by reference herein.

         Concurrently with the execution of the Merger Agreement, Whitehall delivered an equity commitment letter (the "Equity Commitment Letter") to Parent pursuant to which Whitehall agreed, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, to contribute cash in the aggregate amount of $362,500,000 in exchange for an equity interest in Parent. In addition, each of World Leisure Group Limited (a British Virgin Islands holding company owned and controlled by the Kerzner Family Trust and the Howard
B. Kerzner Family Trust, which trusts are controlled by Solomon Kerzner), Istithmar, Colony, Providence and Related have also committed to contribute Ordinary Shares or cash to Parent in exchange for an equity interest in Parent. A copy of Whitehall's Equity Commitment Letter is included as Exhibit 2 to this Statement and is incorporated by reference herein.

         On March 20, 2006, the Company and Parent issued a joint press release (the "Press Release") announcing the execution of the Merger Agreement, a copy of which press release is included as Exhibit 3 to this Statement and is incorporated by reference herein.

         Upon consummation of the Merger, it is contemplated that the Ordinary Shares will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the press release issued by the Company and K-Two Holdco on March 20, 2006, and the Equity Commitment Letter, each of which is filed as an exhibit hereto and is incorporated herein by reference.

         Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of Ordinary Shares outstanding is assumed to be 36,718,698 (which is the number of Ordinary Shares which the Company represented in the Merger Agreement were outstanding on March 20, 2006).

         As of March 20, 2006, GS Group and Goldman Sachs may be deemed to beneficially own an aggregate of 8,605 Ordinary Shares, consisting of: (i) 330 Ordinary Shares held in client accounts with respect to which Goldman Sachs, or employees of Goldman Sachs, have investment discretion ("Managed Accounts") and
(ii) 8,275 Ordinary Shares acquired in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing approximately 0.0% of the currently outstanding Ordinary Shares. In addition, as of March 20, 2006, GS Group and Goldman Sachs may also be deemed to beneficially own an aggregate $132,000 of Kerzner International Limited 2.375% Convertible Senior Subordinated Notes due 2024 ("Convertible Notes"), which, subject to certain restrictions and under certain circumstances, may be converted into cash and Ordinary Shares at a rate of 17.1703 ordinary shares per $1,000 principal amount of the notes (which conversion rate is also subject to adjustment under certain circumstances). As of the date hereof, neither GS Group nor Goldman Sachs has the right to convert such Convertible Notes into cash or Ordinary Shares within 60 days.

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (the "Investment Banking Division"). This Statement does not reflect securities, if any, beneficially owned by any other operating unit of GS Group and its subsidiaries and affiliates. The Investment Banking Division disclaims beneficial ownership of securities, if any, beneficially owned by (i) any client accounts with respect to which the Investment Banking Division or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which the Investment Banking Division is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Investment Banking Division.

         GS Group and Goldman Sachs disclaim beneficial ownership of the Ordinary Shares beneficially owned by Whitehall and the Whitehall GPs to the extent that partnership or membership interests, as the case may be, in Whitehall and the Whitehall GPs are held by persons other than Goldman Sachs or its affiliates. GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Ordinary Shares held in Managed Accounts. Each of Whitehall and the Whitehall GPs disclaim beneficial ownership of the Ordinary Shares beneficially owned by GS Group and Goldman Sachs.

         In addition, as a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a group, within the meaning of
Section 13(d)(3) of the Exchange Act, with Istithmar, Solomon Kerzner and Howard
B. Kerzner. As a result, the Reporting Persons may be deemed to beneficially own the

Ordinary Shares beneficially owned by Istithmar, Solomon Kerzner and Howard B. Kerzner. Based on information supplied by Istithmar, Solomon Kerzner and Howard
B. Kerzner, respectively, as of March 20, 2006, Istithmar beneficially owned 4,500,000 Ordinary Shares, Solomon Kerzner beneficially owned 3,912,019 Ordinary Shares and Howard B. Kerzner beneficially owned 500,000 Ordinary Shares. The Ordinary Shares beneficially owned by the Reporting Persons, Istithmar, Solomon Kerzner and Howard B. Kerzner represent 24.3% of the Ordinary Shares outstanding. Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares owned by any other Reporting Person (other than as set forth in this Item 5), Istithmar, Solomon Kerzner or Howard B. Kerzner.

         None of the Ordinary Shares reported in rows (11) and (13) of the cover pages to this Statement are shares as to which any Reporting Person has a right to acquire that is exercisable within 60 days. None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, beneficially owns any Ordinary Shares other than as set forth herein.

         (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or to direct the disposition of Ordinary Shares beneficially owned by such Reporting Person as indicated in rows (7) through (11) and (13) of the cover pages to this Statement.

         (c) Schedule V sets forth the transactions in the Ordinary Shares which have been effected during the period from January 19, 2006 through March 20, 2006. Except as described above, all of the transactions set forth on Schedule V were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities. The transactions in the shares of Ordinary Shares described on
Schedule V were effected on the New York Stock Exchange or the over-the-counter market. Except as described above, no transactions in the Ordinary Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedules I, II or III hereto, during the period from January 19, 2006 through March 20, 2006.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Ordinary Shares held in Managed Accounts, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Ordinary Shares beneficially owned by any Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Equity Commitment Letter and the Merger Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

         Except as described herein, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on
Schedule I, II or III hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit                               Description
-------        -----------------------------------------------------------------
   1.          Agreement and Plan of Merger, dated as of March 20, 2006, by and among Kerzner International Limited, K-Two Holdco Limited and
               K-Two Subco (incorporated by reference to Exhibit 1.1 to Form 6-K of Kerzner International Limited furnished to the SEC on March
               20, 2006, File No. 001-04226).

   2. Equity Commitment Letter, dated March 20, 2006, from Whitehall Street Global Real Estate Limited Partnership 2005, Whitehall Street Global Employee Fund 2005, L.P., Whitehall Street International Employee Fund 2005 (Delaware), L.P. and Whitehall Street International Real Estate Limited Partnership 2005 to K-Two Holdco Limited.

   3.          Press Release dated March 20, 2006 (incorporated by reference to
               Exhibit 99.1 to Form 6-K of Kerzner International Limited furnished to the SEC on March 20, 2006, File No. 001-04226).

   4.          Joint Filing Agreement.

   5. Power of Attorney, dated November 7, 2005, relating to The Goldman Sachs Group, Inc.

   6.          Power of Attorney, dated November 7, 2005, relating to Goldman,
               Sachs & Co.

   7. Power of Attorney, dated March 28, 2006, relating to Whitehall Street Global Real Estate Limited Partnership 2005.

   8. Power of Attorney, dated March 28, 2006, relating to WH Advisors, L.L.C. 2005.

   9. Power of Attorney, dated March 28, 2006, relating to Whitehall Street International Real Estate Limited Partnership 2005.

  10. Power of Attorney, dated March 28, 2006, relating to WH International Advisors, L.L.C. 2005.

  11. Power of Attorney, dated March 28, 2006, relating to Whitehall Street Global Employee Fund 2005, L.P.

  12. Power of Attorney, dated March 28, 2006, relating to Whitehall Street International Employee Fund 2005 (Delaware), L.P.

  13. Power of Attorney, dated March 28, 2006, relating to Whitehall Street Employee Funds 2005 GP, L.L.C.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Dated:  March 30, 2006

THE GOLDMAN SACHS GROUP, INC.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET GLOBAL REAL ESTATE LIMITED PARTNERSHIP 2005

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. 2005

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET GLOBAL EMPLOYEE FUND 2005, L.P.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET INTERNATIONAL EMPLOYEE FUND 2005 (DELAWARE), L.P.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET EMPLOYEE FUNDS 2005 GP, L.L.C.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET INTERNATIONAL REAL ESTATE LIMITED PARTNERSHIP 2005

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WH INTERNATIONAL ADVISORS, L.L.C. 2005

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                               Description
-------        -----------------------------------------------------------------
   1.          Agreement and Plan of Merger, dated as of March 20, 2006, by and among Kerzner International Limited, K-Two Holdco Limited and
               K-Two Subco (incorporated by reference to Exhibit 1.1 to Form 6-K of Kerzner International Limited furnished to the SEC on March
               20, 2006, File No. 001-04226).

   2. Equity Commitment Letter, dated March 20, 2006, from Whitehall Street Global Real Estate Limited Partnership 2005, Whitehall Street Global Employee Fund 2005, L.P., Whitehall Street International Employee Fund 2005 (Delaware), L.P. and Whitehall Street International Real Estate Limited Partnership 2005 to K-Two Holdco Limited.

   3.          Press Release dated March 20, 2006 (incorporated by reference to
               Exhibit 99.1 to Form 6-K of Kerzner International Limited furnished to the SEC on March 20, 2006, File No. 001-04226).

   4.          Joint Filing Agreement.

   5. Power of Attorney, dated November 7, 2005, relating to The Goldman Sachs Group, Inc.

   6.          Power of Attorney, dated November 7, 2005, relating to Goldman,
               Sachs & Co.

   7. Power of Attorney, dated March 28, 2006, relating to Whitehall Street Global Real Estate Limited Partnership 2005.

   8. Power of Attorney, dated March 28, 2006, relating to WH Advisors, L.L.C. 2005.

   9. Power of Attorney, dated March 28, 2006, relating to Whitehall Street International Real Estate Limited Partnership 2005.

  10. Power of Attorney, dated March 28, 2006, relating to WH International Advisors, L.L.C. 2005.

  11. Power of Attorney, dated March 28, 2006, relating to Whitehall Street Global Employee Fund 2005, L.P.

  12. Power of Attorney, dated March 28, 2006, relating to Whitehall Street International Employee Fund 2005 (Delaware), L.P.

  13. Power of Attorney, dated March 28, 2006, relating to Whitehall Street Employee Funds 2005 GP, L.L.C.

                                   SCHEDULE I
                                   ----------

         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

         Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name                               Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.              Chairman of the  Board  and  Chief  Executive
                                   Officer of The Goldman Sachs Group, Inc.

Lloyd C. Blankfein                 President and Chief Operating Officer of  The
                                   Goldman Sachs Group, Inc.

Lord Browne of Madingley           Group Chief Executive of BP plc

John H. Bryan                      Retired Chairman and  Chief Executive Officer
                                   of Sara Lee Corporation

Claes Dahlback                     Senior Advisor to Investor AB  and  Executive
                                   Vice Chairman of W Capital Management

Stephen Friedman                   Senior Advisor to Stone Point Capital

William W. George                  Professor  of  Management  Practice   at  the
                                   Harvard Business School, Retired Chairman and
                                   Chief Executive Officer of Medtronic, Inc.

James A. Johnson                   Vice Chairman of Perseus, L.L.C.

Lois D. Juliber                    Retired  Vice Chairman  of  Colgate-Palmolive
                                   Company

Edward M. Liddy                    Chairman of the  Board  and  Chief  Executive
                                   Officer of The Allstate Corporation

Ruth J. Simmons                    President of Brown University

                                  SCHEDULE II

         The name, position and present principal occupation of each director and executive officer of WH Advisors, L.L.C. 2005, the sole general partner of Whitehall Street Real Estate Limited Partnership 2005, and the name, position and present principal occupation of each director and executive officer of WH International Advisors, L.L.C. 2005, the sole general partner of Whitehall Street International Real Estate Limited Partnership 2005, are set forth below.

         The business address of each director and executive officer listed below is 85 Broad Street, New York, New York 10004.

         Each director and executive officer listed below is a citizen of the United States, except that Brahm S. Cramer is a citizen of Canada.

------------------------------------------------------------------------------------------------
        Name                            Position                   Present Principal Occupation
------------------------------------------------------------------------------------------------
Rothenberg, Stuart M.     Manager/President                  Managing Director of Goldman, Sachs
                                                             & Co.
------------------------------------------------------------------------------------------------
Cramer, Brahm S.          Manager/Vice President/Assistant   Managing Director of Goldman, Sachs
                          Secretary                          & Co.
------------------------------------------------------------------------------------------------
Langer, Jonathan A.       Manager/Vice President/Assistant   Managing Director of Goldman, Sachs
                          Secretary                          & Co.
------------------------------------------------------------------------------------------------

         The name, position and present principal occupation of the sole executive officer of Whitehall Street Employee Funds 2005 GP, L.L.C., the sole general partner of Whitehall Street Global Employee Fund 2005 L.P. and Whitehall Street International Employee Fund 2005 (Delaware), L.P. is set forth below.

         The business address of each director and executive officer listed below is 85 Broad Street, New York, New York 10004.

         Each director and executive officer listed below is a citizen of the United States.

------------------------------------------------------------------------------------------------
        Name                            Position                   Present Principal Occupation
------------------------------------------------------------------------------------------------
Rothenberg, Stuart M      Chairman and President             Managing Director of Goldman, Sachs
                                                             & Co.
------------------------------------------------------------------------------------------------

                                  SCHEDULE III

         The name and principal occupation of each member of the Whitehall Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in advising each of WH Advisors, L.L.C. 2005 and WH International Advisors, L.L.C. 2005, and as manager of Whitehall Street Employee Funds 2005 GP, L.L.C., are set forth below.

         The business address of each member listed below is 85 Broad Street, New York, New York 10004, except as follows: (i) the business address of Richard
H. Powers and Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England;
(ii) the business address of Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201; and (iii) the business address of Toshinobu Kasai is Roppongi Hills Mori Tower, 47th floor, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan.

         Each member listed below is a citizen of the United States, except as follows: (i) Brahm S. Cramer is a citizen of Canada; and (ii) Toshinobu Kasai is a citizen of Japan.

---------------------------------------------------------------------------------------------
                Name                                   Present Principal Occupation
---------------------------------------------------------------------------------------------
Rothenberg, Stuart M. - Chairman          Managing Director of Goldman, Sachs & Co.
---------------------------------------------------------------------------------------------
Broderick, Craig                          Managing Director of  Goldman, Sachs & Co.
---------------------------------------------------------------------------------------------
Cramer, Brahm S.                          Managing Director of Goldman, Sachs & Co.
---------------------------------------------------------------------------------------------
Feldman, Steven M.                        Managing Director of Goldman, Sachs & Co.
---------------------------------------------------------------------------------------------
Friedman, Richard A.                      Managing Director of Goldman, Sachs & Co.
---------------------------------------------------------------------------------------------
Jonas, Andrew J.                          Managing Director of Goldman, Sachs & Co.
---------------------------------------------------------------------------------------------
Kasai, Toshinobu                          Managing Director of Goldman Sachs (Japan) Ltd.
---------------------------------------------------------------------------------------------
Powers, Richard H.                        Managing Director of Goldman Sachs International
---------------------------------------------------------------------------------------------
Siskind, Edward M.                        Managing Director of Goldman Sachs International
---------------------------------------------------------------------------------------------
Williams, Todd A.                         Managing Director of Goldman, Sachs & Co.
---------------------------------------------------------------------------------------------

                                   SCHEDULE IV
                                   -----------


         In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

         On  April  28,  2003,  without  admitting  or  denying  liability,  ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

         On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

         On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

         On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

                                   SCHEDULE V
                                   ----------

                          Kerzner International Limited
                               Cusip No. P6065Y107

     Purchases       Sales       Price          Trade Date      Settlement Date
--------------------------------------------------------------------------------
                      100      68.360000         1/19/2006         1/24/2006
                      100      68.510000         1/19/2006         1/24/2006
                      100      68.540000         1/19/2006         1/24/2006
                      300      68.610000         1/19/2006         1/24/2006
                      100      68.950000         1/19/2006         1/24/2006
                      100      68.430000         1/19/2006         1/24/2006
                      100      68.410000         1/19/2006         1/24/2006
                      200      68.410000         1/19/2006         1/24/2006
                      100      68.500000         1/19/2006         1/24/2006
                      100      68.610000         1/19/2006         1/24/2006
         186                   68.015000         1/19/2006         1/24/2006
                      300      68.150000         1/19/2006         1/24/2006
                       15      68.450000         1/19/2006         1/24/2006
                      100      68.700000         1/20/2006         1/25/2006
                      100      68.720000         1/20/2006         1/25/2006
                       12      68.580000         1/20/2006         1/25/2006
                       88      68.580000         1/20/2006         1/25/2006
                      100      68.620000         1/20/2006         1/25/2006
                      200      68.680000         1/20/2006         1/25/2006
                      100      68.510000         1/20/2006         1/25/2006
                      100      68.590000         1/20/2006         1/25/2006
                      100      68.460000         1/20/2006         1/25/2006
         100                   68.460000         1/20/2006         1/25/2006
                      100      67.410000         1/23/2006         1/26/2006
                      100      67.390000         1/23/2006         1/26/2006
                      200      67.420000         1/23/2006         1/26/2006
                      100      67.330000         1/23/2006         1/26/2006
                      100      67.210000         1/23/2006         1/26/2006
                      100      67.120000         1/23/2006         1/26/2006
                      100      67.030000         1/23/2006         1/26/2006
                       86      68.060000         1/23/2006         1/26/2006
         100                   67.170000         1/23/2006         1/26/2006
                      100      67.580000         1/24/2006         1/27/2006
         100                   67.900000         1/24/2006         1/27/2006
         100                   67.320000         1/24/2006         1/27/2006
         100                   67.200000         1/24/2006         1/27/2006
         100                   67.490000         1/24/2006         1/27/2006
         100                   67.730000         1/24/2006         1/27/2006
         200                   67.750000         1/24/2006         1/27/2006
         100                   67.710000         1/24/2006         1/27/2006
         100                   67.850000         1/24/2006         1/27/2006
         100                   67.830000         1/24/2006         1/27/2006
         100                   67.880000         1/24/2006         1/27/2006
         100                   67.860000         1/24/2006         1/27/2006
         200                   67.870000         1/24/2006         1/27/2006
         100                   67.860000         1/24/2006         1/27/2006
         100                   67.880000         1/24/2006         1/27/2006
         100                   67.900000         1/24/2006         1/27/2006
         100                   67.870000         1/24/2006         1/27/2006
                      100      67.550000         1/25/2006         1/30/2006
         100                   67.240000         1/25/2006         1/30/2006
                      100      66.320000         1/26/2006         1/31/2006
                      200      66.280000         1/26/2006         1/31/2006
                      100      66.340000         1/26/2006         1/31/2006
                      300      66.360000         1/26/2006         1/31/2006
         100                   66.250000         1/26/2006         1/31/2006
         100                   66.570000         1/27/2006          2/1/2006
         100                   66.650000         1/27/2006          2/1/2006
         100                   66.090000         1/30/2006          2/2/2006
         100                   66.090000         1/30/2006          2/2/2006
                      100      66.090000         1/30/2006          2/2/2006
                       25      65.510000         1/30/2006          2/2/2006
         100                   65.050000         1/31/2006          2/3/2006
         100                   64.930000         1/31/2006          2/3/2006

         600                   65.060000         1/31/2006          2/3/2006
         100                   65.050000         1/31/2006          2/3/2006
                      100      66.360000          2/1/2006          2/6/2006
                      100      66.400000          2/1/2006          2/6/2006
                      200      66.380000          2/1/2006          2/6/2006
                      100      66.410000          2/1/2006          2/6/2006
         600                   66.377200          2/1/2006          2/6/2006
                      100      66.391200          2/1/2006          2/6/2006
                      100      66.530000          2/1/2006          2/6/2006
                      100      66.480000          2/1/2006          2/6/2006
                      100      66.520000          2/1/2006          2/6/2006
                      100      66.640000          2/1/2006          2/6/2006
                      100      66.580000          2/1/2006          2/6/2006
                      100      66.550000          2/1/2006          2/6/2006
                      100      66.700000          2/1/2006          2/6/2006
                      100      66.370000          2/1/2006          2/6/2006
                      100      66.220000          2/1/2006          2/6/2006
                      100      66.100000          2/1/2006          2/6/2006
                      100      66.140000          2/1/2006          2/6/2006
                      100      66.110000          2/1/2006          2/6/2006
                      100      66.100000          2/1/2006          2/6/2006
                      100      66.140000          2/1/2006          2/6/2006
                      200      66.140000          2/1/2006          2/6/2006
                      200      66.260000          2/1/2006          2/6/2006
                      300      66.380000          2/1/2006          2/6/2006
                      100      66.450000          2/1/2006          2/6/2006
       6,625                   65.240000          2/1/2006          2/6/2006
       1,723                   65.215000          2/1/2006          2/6/2006
                      100      66.500000          2/1/2006          2/6/2006
                      100      66.620000          2/1/2006          2/6/2006
                      100      66.540000          2/1/2006          2/6/2006
                      100      66.210000          2/1/2006          2/6/2006
                      100      66.120000          2/1/2006          2/6/2006
                      100      66.320000          2/1/2006          2/6/2006
                       23      66.140000          2/1/2006          2/6/2006
                      100      66.140000          2/1/2006          2/6/2006
                      100      66.160000          2/1/2006          2/6/2006
                      100      66.280000          2/1/2006          2/6/2006
                      100      66.310000          2/1/2006          2/6/2006
                      100      66.320000          2/1/2006          2/6/2006
                      100      66.370000          2/1/2006          2/6/2006
                      100      66.410000          2/1/2006          2/6/2006
                      100      66.440000          2/1/2006          2/6/2006
         100                   66.100000          2/1/2006          2/6/2006
                      100      65.990000          2/2/2006          2/7/2006
                      100      65.150000          2/2/2006          2/7/2006
                      100      64.800000          2/2/2006          2/7/2006
                      100      64.790000          2/2/2006          2/7/2006
                      100      64.810000          2/2/2006          2/7/2006
                      100      65.000000          2/2/2006          2/7/2006
                      400      64.860000          2/2/2006          2/7/2006
                      100      64.880000          2/2/2006          2/7/2006
                      100      64.900000          2/2/2006          2/7/2006
                      100      64.850000          2/2/2006          2/7/2006
                      100      65.070000          2/2/2006          2/7/2006
                      100      65.050000          2/2/2006          2/7/2006
                      100      65.110000          2/2/2006          2/7/2006
                      100      65.400000          2/2/2006          2/7/2006
                      200      65.500000          2/2/2006          2/7/2006
                      200      65.520000          2/2/2006          2/7/2006
                      100      64.860000          2/2/2006          2/7/2006
                      100      65.550000          2/2/2006          2/7/2006
         100                   64.850000          2/2/2006          2/7/2006
         700                   65.500000          2/2/2006          2/7/2006
       1,000                   65.500000          2/2/2006          2/7/2006
         100                   65.500000          2/2/2006          2/7/2006
         100                   65.500000          2/2/2006          2/7/2006
         200                   65.500000          2/2/2006          2/7/2006
         100                   65.510000          2/2/2006          2/7/2006
         300                   65.510000          2/2/2006          2/7/2006
         100                   65.560000          2/2/2006          2/7/2006
         300                   65.550000          2/2/2006          2/7/2006
         100                   65.530000          2/2/2006          2/7/2006
         200                   65.500000          2/2/2006          2/7/2006
                      800      64.005200          2/3/2006          2/8/2006

         700                   63.997400          2/3/2006          2/8/2006
         100                   63.989600          2/3/2006          2/8/2006
                      100      65.100000          2/3/2006          2/8/2006
                      100      65.150000          2/3/2006          2/8/2006
                      100      65.140000          2/3/2006          2/8/2006
                      100      63.890000          2/3/2006          2/8/2006
                      100      64.130000          2/3/2006          2/8/2006
                      100      64.410000          2/3/2006          2/8/2006
                      100      64.170000          2/3/2006          2/8/2006
                      100      64.050000          2/3/2006          2/8/2006
                      200      64.100000          2/3/2006          2/8/2006
                      100      64.050000          2/3/2006          2/8/2006
                      100      64.140000          2/3/2006          2/8/2006
                      100      64.260000          2/3/2006          2/8/2006
                      100      64.110000          2/3/2006          2/8/2006
                      100      64.170000          2/3/2006          2/8/2006
                      100      64.020000          2/3/2006          2/8/2006
                      100      63.910000          2/3/2006          2/8/2006
                      200      63.790000          2/3/2006          2/8/2006
                      100      63.770000          2/3/2006          2/8/2006
                      700      63.997400          2/3/2006          2/8/2006
                      100      63.980000          2/3/2006          2/8/2006
         700                   63.997400          2/3/2006          2/8/2006
                      700      63.997400          2/3/2006          2/8/2006
         100                   64.260000          2/3/2006          2/8/2006
         100                   64.440000          2/3/2006          2/8/2006
         200                   64.460000          2/3/2006          2/8/2006
                    2,900      65.750000          2/3/2006          2/8/2006
       2,900                   65.750000          2/3/2006          2/8/2006
                        5      64.714000          2/3/2006          2/8/2006
                        5      64.714000          2/3/2006          2/8/2006
                        5      64.714000          2/3/2006          2/8/2006
                        5      64.714000          2/3/2006          2/8/2006
         100                   64.130000          2/6/2006          2/9/2006
         100                   64.260000          2/6/2006          2/9/2006
         200                   64.620000          2/6/2006          2/9/2006
       2,900                   64.950000          2/6/2006          2/9/2006
                      200      64.800000          2/7/2006         2/10/2006
                      100      64.770000          2/7/2006         2/10/2006
         398                   64.617000          2/7/2006         2/10/2006
                      100      64.800000          2/7/2006         2/10/2006
                      100      64.730000          2/7/2006         2/10/2006
                      100      64.710000          2/7/2006         2/10/2006
                      100      64.740000          2/7/2006         2/10/2006
                      100      64.780000          2/7/2006         2/10/2006
                      300      64.770000          2/7/2006         2/10/2006
                      100      64.770000          2/7/2006         2/10/2006
                      100      64.700000          2/7/2006         2/10/2006
                      200      64.730000          2/7/2006         2/10/2006
                      100      64.630000          2/7/2006         2/10/2006
                      100      64.640000          2/7/2006         2/10/2006
                      400      64.650000          2/7/2006         2/10/2006
                      200      64.610000          2/7/2006         2/10/2006
                      100      64.660000          2/7/2006         2/10/2006
                      200      64.630000          2/7/2006         2/10/2006
                      200      64.610000          2/7/2006         2/10/2006
                      100      64.580000          2/7/2006         2/10/2006
                      200      64.590000          2/7/2006         2/10/2006
                      100      64.510000          2/7/2006         2/10/2006
                      100      64.530000          2/8/2006         2/13/2006
                      100      65.880000         2/10/2006         2/15/2006
                      100      66.550000         2/10/2006         2/15/2006
                      100      65.990000         2/10/2006         2/15/2006
                       30      65.980000         2/13/2006         2/16/2006
                       98      66.360000         2/13/2006         2/16/2006
         100                   66.420000         2/13/2006         2/16/2006
         100                   66.430000         2/13/2006         2/16/2006
         100                   66.070000         2/13/2006         2/16/2006
         100                   66.060000         2/13/2006         2/16/2006
         200                   66.020000         2/13/2006         2/16/2006
         100                   66.000000         2/13/2006         2/16/2006
         100                   66.040000         2/13/2006         2/16/2006
         100                   66.020000         2/13/2006         2/16/2006
         200                   66.010000         2/13/2006         2/16/2006
         300                   65.990000         2/13/2006         2/16/2006

         100                   66.010000         2/13/2006         2/16/2006
         100                   65.990000         2/13/2006         2/16/2006
         100                   66.000000         2/13/2006         2/16/2006
         200                   65.970000         2/13/2006         2/16/2006
         100                   65.980000         2/13/2006         2/16/2006
         100                   65.970000         2/13/2006         2/16/2006
         100                   65.980000         2/13/2006         2/16/2006
         100                   66.010000         2/13/2006         2/16/2006
         100                   66.030000         2/13/2006         2/16/2006
         100                   66.580000         2/13/2006         2/16/2006
         300                   66.040000         2/13/2006         2/16/2006
                      100      66.000000         2/13/2006         2/16/2006
                      100      66.000000         2/13/2006         2/16/2006
                      100      66.000000         2/13/2006         2/16/2006
         100                   66.000000         2/13/2006         2/16/2006
                      100      65.960000         2/13/2006         2/16/2006
                      100      66.680000         2/14/2006         2/17/2006
                      100      66.720000         2/14/2006         2/17/2006
                    1,100      66.200000         2/14/2006         2/17/2006
                      100      66.990000         2/15/2006         2/21/2006
                      100      67.010000         2/15/2006         2/21/2006
                      400      67.040000         2/15/2006         2/21/2006
                      100      67.070000         2/15/2006         2/21/2006
         700                   67.013600         2/15/2006         2/21/2006
                      100      66.990000         2/15/2006         2/21/2006
                      100      67.550000         2/16/2006         2/22/2006
         169                   66.951000         2/22/2006         2/27/2006
                      169      66.844800         2/22/2006         2/27/2006
                      169      66.844800         2/22/2006         2/27/2006
         169                   66.844800         2/22/2006         2/27/2006
                      100      66.930000         2/22/2006         2/27/2006
                      100      66.950000         2/22/2006         2/27/2006
                      100      66.980000         2/22/2006         2/27/2006
                      100      66.960000         2/22/2006         2/27/2006
                      100      66.970000         2/22/2006         2/27/2006
                      300      66.920000         2/22/2006         2/27/2006
                      200      66.930000         2/22/2006         2/27/2006
                      100      66.940000         2/22/2006         2/27/2006
                    1,100      66.950000         2/22/2006         2/27/2006
                    1,400      66.940000         2/22/2006         2/27/2006
                      800      66.940000         2/22/2006         2/27/2006
         100                   67.030000         2/22/2006         2/27/2006
                      100      67.030000         2/22/2006         2/27/2006
         169                   66.844800         2/22/2006         2/27/2006
          69                   67.180000         2/23/2006         2/28/2006
         131                   67.100000         2/23/2006         2/28/2006
                       69      67.180000         2/23/2006         2/28/2006
         100                   66.950000         2/24/2006          3/1/2006
                      100      67.990000         2/27/2006          3/2/2006
         100                   67.990000         2/27/2006          3/2/2006
         100                   67.910000         2/28/2006          3/3/2006
         100                   67.920000         2/28/2006          3/3/2006
         100                   67.940000         2/28/2006          3/3/2006
         100                   67.980000         2/28/2006          3/3/2006
         200                   68.040000         2/28/2006          3/3/2006
         300                   67.950000         2/28/2006          3/3/2006
         100                   68.010000         2/28/2006          3/3/2006
         100                   67.960000         2/28/2006          3/3/2006
         100                   68.060000         2/28/2006          3/3/2006
         100                   68.080000         2/28/2006          3/3/2006
         100                   68.090000         2/28/2006          3/3/2006
         100                   68.320000         2/28/2006          3/3/2006
         100                   68.370000         2/28/2006          3/3/2006
         100                   68.420000         2/28/2006          3/3/2006
         200                   68.400000         2/28/2006          3/3/2006
         100                   68.140000         2/28/2006          3/3/2006
         100                   67.960000         2/28/2006          3/3/2006
         100                   68.080000         2/28/2006          3/3/2006
         100                   68.050000         2/28/2006          3/3/2006
         100                   67.980000         2/28/2006          3/3/2006
         100                   68.070000         2/28/2006          3/3/2006
         100                   68.010000         2/28/2006          3/3/2006
         100                   67.930000         2/28/2006          3/3/2006
         100                   67.890000         2/28/2006          3/3/2006
         100                   67.850000         2/28/2006          3/3/2006
         100                   67.600000         2/28/2006          3/3/2006

         100                   67.420000         2/28/2006          3/3/2006
         100                   67.370000         2/28/2006          3/3/2006
         100                   67.400000         2/28/2006          3/3/2006
         100                   67.240000         2/28/2006          3/3/2006
         100                   67.270000         2/28/2006          3/3/2006
         200                   67.290000         2/28/2006          3/3/2006
         300                   67.260000         2/28/2006          3/3/2006
         100                   67.270000         2/28/2006          3/3/2006
         100                   67.280000         2/28/2006          3/3/2006
         200                   67.290000         2/28/2006          3/3/2006
                      200      68.100000         2/28/2006          3/3/2006
                      531      67.384294         2/28/2006          3/3/2006
         200                   68.100000         2/28/2006          3/3/2006
                      100      67.920000         2/28/2006          3/3/2006
                      131      67.260000         2/28/2006          3/3/2006
                      100      67.260000         2/28/2006          3/3/2006
                      200      67.260000         2/28/2006          3/3/2006
         531                   67.384294         2/28/2006          3/3/2006
                      100      67.010000          3/1/2006          3/6/2006
                      100      67.120900          3/1/2006          3/6/2006
         200                   67.106300          3/1/2006          3/6/2006
                      569      67.591511          3/1/2006          3/6/2006
         100                   67.150000          3/1/2006          3/6/2006
         100                   67.150000          3/1/2006          3/6/2006
                      500      67.600000          3/1/2006          3/6/2006
                       69      67.530000          3/1/2006          3/6/2006
         569                   67.591511          3/1/2006          3/6/2006
                    7,134      67.192000          3/2/2006          3/7/2006
       1,400                   67.850000          3/2/2006          3/7/2006
         100                   67.830000          3/2/2006          3/7/2006
         400                   67.820000          3/2/2006          3/7/2006
         100                   67.780000          3/2/2006          3/7/2006
         200                   67.840000          3/2/2006          3/7/2006
         300                   68.070000          3/2/2006          3/7/2006
         300                   68.000000          3/2/2006          3/7/2006
         100                   67.970000          3/2/2006          3/7/2006
         100                   67.920000          3/2/2006          3/7/2006
         100                   67.930000          3/2/2006          3/7/2006
         300                   67.850000          3/2/2006          3/7/2006
         200                   67.700000          3/2/2006          3/7/2006
         100                   67.610000          3/3/2006          3/8/2006
         100                   67.590000          3/3/2006          3/8/2006
         100                   67.620000          3/3/2006          3/8/2006
         100                   67.670000          3/3/2006          3/8/2006
         200                   67.710000          3/3/2006          3/8/2006
         100                   67.920000          3/3/2006          3/8/2006
         100                   67.880000          3/3/2006          3/8/2006
         100                   67.830000          3/3/2006          3/8/2006
         200                   68.390000          3/3/2006          3/8/2006
       2,834                   68.436500          3/6/2006          3/9/2006
       2,303                   68.436500          3/6/2006          3/9/2006
         169                   68.436500          3/6/2006          3/9/2006
                    2,834      68.436500          3/6/2006          3/9/2006
         362                   68.436500          3/6/2006          3/9/2006
         700                   68.912143          3/6/2006          3/9/2006
                      300      69.035000          3/6/2006          3/9/2006
                      200      68.885000          3/6/2006          3/9/2006
                      200      68.755000          3/6/2006          3/9/2006
         300                   69.035000          3/6/2006          3/9/2006
         200                   68.885000          3/6/2006          3/9/2006
         200                   68.755000          3/6/2006          3/9/2006
                      362      68.436500          3/6/2006          3/9/2006
         300                   69.035000          3/6/2006          3/9/2006
         200                   68.885000          3/6/2006          3/9/2006
         200                   68.755000          3/6/2006          3/9/2006
                      700      68.912143          3/6/2006          3/9/2006
         200                   69.000000          3/6/2006          3/9/2006
         100                   68.980000          3/6/2006          3/9/2006
                      300      69.035000          3/6/2006          3/9/2006
         200                   68.910000          3/6/2006          3/9/2006
                      200      68.885000          3/6/2006          3/9/2006
         200                   68.710000          3/6/2006          3/9/2006
                      200      68.755000          3/6/2006          3/9/2006
                    2,303      68.436500          3/6/2006          3/9/2006
                      169      68.436500          3/6/2006          3/9/2006

         300                   68.350000          3/8/2006         3/13/2006
                      200      68.295000          3/8/2006         3/13/2006
                      100      68.460000          3/8/2006         3/13/2006
                      100      68.500000          3/8/2006         3/13/2006
         200                   68.295000          3/8/2006         3/13/2006
         100                   68.460000          3/8/2006         3/13/2006
         200                   68.720000          3/8/2006         3/13/2006
         100                   68.500000          3/8/2006         3/13/2006
         200                   68.295000          3/8/2006         3/13/2006
         100                   68.460000          3/8/2006         3/13/2006
                      300      68.350000          3/8/2006         3/13/2006
         200                   68.500000          3/8/2006         3/13/2006
         200                   68.250000          3/8/2006         3/13/2006
                      200      68.295000          3/8/2006         3/13/2006
         100                   68.480000          3/8/2006         3/13/2006
                      100      68.460000          3/8/2006         3/13/2006
                      200      68.720000          3/8/2006         3/13/2006
                      400      68.825000          3/9/2006         3/14/2006
                      200      68.725000          3/9/2006         3/14/2006
         600                   68.791667          3/9/2006         3/14/2006
                      200      68.820000          3/9/2006         3/14/2006
         400                   68.825000          3/9/2006         3/14/2006
         200                   68.725000          3/9/2006         3/14/2006
         200                   68.820000          3/9/2006         3/14/2006
         400                   68.825000          3/9/2006         3/14/2006
         200                   68.725000          3/9/2006         3/14/2006
                      600      68.791667          3/9/2006         3/14/2006
         200                   69.070000          3/9/2006         3/14/2006
         200                   68.950000          3/9/2006         3/14/2006
                      400      68.825000          3/9/2006         3/14/2006
         200                   68.700000          3/9/2006         3/14/2006
                      200      68.725000          3/9/2006         3/14/2006
                      100      68.800000         3/10/2006         3/15/2006
         100                   68.800000         3/10/2006         3/15/2006
         100                   69.320000         3/13/2006         3/16/2006
         100                   69.270000         3/13/2006         3/16/2006
                      200      69.316700         3/13/2006         3/16/2006
                      200      69.205000         3/13/2006         3/16/2006
                      200      68.910000         3/13/2006         3/16/2006
                      200      69.095000         3/13/2006         3/16/2006
         600                   69.070000         3/13/2006         3/16/2006
         200                   69.205000         3/13/2006         3/16/2006
         200                   68.910000         3/13/2006         3/16/2006
         200                   69.095000         3/13/2006         3/16/2006
         100                   68.700000         3/13/2006         3/16/2006
         200                   69.300000         3/13/2006         3/16/2006
         100                   69.320000         3/13/2006         3/16/2006
         100                   69.250000         3/13/2006         3/16/2006
         100                   69.180000         3/13/2006         3/16/2006
         100                   69.200000         3/13/2006         3/16/2006
         100                   69.160000         3/13/2006         3/16/2006
         100                   69.080000         3/13/2006         3/16/2006
         100                   69.010000         3/13/2006         3/16/2006
         200                   68.870000         3/13/2006         3/16/2006
         100                   69.200000         3/13/2006         3/16/2006
         100                   69.330000         3/13/2006         3/16/2006
         100                   69.310000         3/13/2006         3/16/2006
         100                   69.260000         3/13/2006         3/16/2006
         200                   69.340000         3/13/2006         3/16/2006
         100                   69.320000         3/13/2006         3/16/2006
         200                   69.300000         3/13/2006         3/16/2006
         100                   69.270000         3/13/2006         3/16/2006
         100                   69.250000         3/13/2006         3/16/2006
         100                   69.300000         3/13/2006         3/16/2006
         100                   69.400000         3/13/2006         3/16/2006
         200                   69.205000         3/13/2006         3/16/2006
         200                   68.910000         3/13/2006         3/16/2006
         200                   69.095000         3/13/2006         3/16/2006
                      600      69.070000         3/13/2006         3/16/2006
         200                   69.180000         3/13/2006         3/16/2006
                      200      69.205000         3/13/2006         3/16/2006
         200                   68.920000         3/13/2006         3/16/2006
                      200      68.910000         3/13/2006         3/16/2006
         100                   68.870000         3/13/2006         3/16/2006
         100                   69.020000         3/13/2006         3/16/2006

                      200      69.095000         3/13/2006         3/16/2006
                       66      68.930000         3/14/2006         3/17/2006
                       34      68.520000         3/14/2006         3/17/2006
          34                   68.520000         3/14/2006         3/17/2006
                      100      69.310000         3/15/2006         3/20/2006
                      100      69.620000         3/16/2006         3/21/2006
                      100      69.940000         3/17/2006         3/22/2006
         100                   79.320000         3/20/2006         3/23/2006
         100                   79.510000         3/20/2006         3/23/2006
         200                   79.600000         3/20/2006         3/23/2006
         100                   79.790000         3/20/2006         3/23/2006
         100                   79.730000         3/20/2006         3/23/2006
         100                   79.750000         3/20/2006         3/23/2006
                      700      79.592100         3/20/2006         3/23/2006
         100                   79.560000         3/20/2006         3/23/2006
         200                   79.540000         3/20/2006         3/23/2006
         100                   79.600000         3/20/2006         3/23/2006
         100                   79.570000         3/20/2006         3/23/2006
         100                   79.550000         3/20/2006         3/23/2006
         100                   79.610000         3/20/2006         3/23/2006
         200                   79.620000         3/20/2006         3/23/2006
         100                   79.800000         3/20/2006         3/23/2006
         100                   79.790000         3/20/2006         3/23/2006
         100                   79.730000         3/20/2006         3/23/2006
         200                   79.780000         3/20/2006         3/23/2006
         200                   79.680000         3/20/2006         3/23/2006
         100                   79.740000         3/20/2006         3/23/2006
         500                   79.750000         3/20/2006         3/23/2006
         300                   79.700000         3/20/2006         3/23/2006